OMV Aktiengesellschaft

07022308

# OMV Investor News

March 23, 2007
7.30am (UK time) – 8.30am (CET)

## OMV announces gas discovery in Pakistan

SUPPL



- **Successful exploration well in the Latif Exploration Block in central Pakistan**
- **Tests confirmed a new gas reservoir close to OMV's two major gas fields Miano and Sawan and the potential for further discoveries**
- **Plans for 3D seismic acquisition and drilling of further wells**

**OMV Aktiengesellschaft, Central Europe's leading oil and gas group, today announced a discovery and successful testing of gas in its Latif 1 exploration well in the Latif Exploration Block in Northern Sindh province/Pakistan. This is an additional discovery in an area where OMV has discovered two major gas fields before, Miano and Sawan, which were brought on stream in 2001 and 2003. The recent discovery, which is operated by OMV (Pakistan) Exploration GmbH, a 100% subsidiary of OMV, opens the potential of further discoveries in the vicinity. The exploration well reached a total depth of 3,520 m and encountered a total of 18.7 m net gas/condensate pay in three layers at depths of 3,200 m to 3,450 m. Further appraisal activities for the area like i.e. the acquisition of additional 3D seismic and drilling of wells are envisaged.**

Helmut Langanger, OMV Executive Board member responsible for Exploration and Production, stated: "I am delighted with this additional discovery in our Middle East core region. It confirms the potential of this block and allows us to integrate the new discovery in our existing infrastructure. This is in line with our plans for further growth in Pakistan, where OMV is the biggest international gas operator."

Two out of the three intervals were successfully tested in February 2007 confirming the potential of the new reservoir units. Preliminary results show that the well is capable of flowing over 1,700 boe/d (10 mn scf/d) from the tested zones; However, the actual flow potential and size of the field would be determined after a long term test and appraisal of the field.

The drilling rig has moved off and preparations for further production testing and evaluations are under way. Further 3D seismic and appraisal drilling are planned. OMV and its joint venture partners Eni AEP Limited (Eni) and Pakistan Petroleum Ltd (PPL) hold about one third of the Latif Exploration Licence each.



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**Ideal strategic position**

The new discovery and the existing infrastructure of the Sawan and Miano fields are located directly between the markets of the two Pakistani gas suppliers, Sui Northern Gas Pipelines and Sui Southern Gas Company, which enables OMV to deliver to both networks. In adding new reserves through exploration activities in this area OMV strengthens its position as strategic hub.

**OMV Pakistan, the biggest international natural gas operator in the country**

OMV is the biggest international natural gas producer in terms of operated volumes in Pakistan. As the operator of the Sawan and Miano gas fields, as well as the Kadanwari processing facilities, OMV is now responsible for operating more than 100,000 boe/d (600 mn scf/d) covering approximately 16% of Pakistan's demand for natural gas. The total daily net production of OMV in Pakistan amounts to approximately 20,000 boe/d (120 mn scf/d).

**Balanced international E&P portfolio**

OMV owns a balanced international E&P portfolio in 20 countries organized around six core regions, namely the Danube and Adriatic region, Northern Africa, North-West Europe, the Middle East, Australia/New Zealand and Russia/Caspian. OMV's daily production volume is approximately 324,000 boe/d, and the company's reserves are approximately 1.3 bn boe.

**Background information:**

**Consortium partners in the Latif E.L.**

| | |
|---|---|
| OMV (PAKISTAN) operator | 33.4% |
| Pakistan Petroleum Limited | 33.3% |
| Eni AEP Limited | 33.3% |

**OMV (PAKISTAN)**

OMV (PAKISTAN) Exploration GmbH is a 100% subsidiary of OMV Aktiengesellschaft and has been active in Pakistan since 1991. OMV (Pakistan) employs 539 Pakistanis and 15 expatriates. The activities of OMV are currently concentrated in the central Indus Region, where OMV has established itself in a strong position as an operator, but is also expanding in other areas of the country. To date, OMV has invested approximately USD 197 mn in exploration, appraisal activities and field development.

OMV's first success was the discovery of the Miano gas field in 1993 with Miano 1, which opened a new play type of stratigraphic trapping. In 1998, OMV discovered the large Sawan gas field, for which commerciality was declared in December 1999.

**OMV Aktiengesellschaft**

With Group sales of EUR 18.97 billion and a workforce of 40,993 employees in 2006, as well as market capitalization of approximately EUR 13 billion, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries. In Exploration and Production (E&P) OMV is active in 20 countries on five continents. In the Gas business segment OMV has storage facilities and a 2,000 km long pipeline system, transporting 47 bcm of natural gas annually to countries such as Germany and Italy. Sales volumes of gas amount to 14.11 bcm. OMV holds stakes in integrated chemical and petrochemical plants – 50% in AMI Agrolinz International GmbH and 35% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom SA, 50% of EconGas GmbH, 45% of the BAYERNOIL refining network and 10% of the Hungarian company MOL.

With the acquisition of a majority stake in the Romanian Petrom, OMV has become the largest oil and gas group in Central Europe, with oil and gas reserves of approximately 1.3 billion boe, daily production of around 324,000 boe and an annual refining capacity of 26.4 million metric tons. OMV now has over 2,540 filling stations in 13 countries. The market share of the group in the R&M business segment in the Danube Region is now 20%.

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OMV further strengthened its leading position in the European growth belt through the acquisition in 2006 of 34% of Petrol Ofisi, Turkey's leading company in the retail and commercial business.

In June 2006, OMV has established the OMV Future Energy Fund, a wholly owned subsidiary to support projects in renewable energy with more than EUR 100 Mio to initiate the change from a pure oil and gas group to an energy group with renewable energy in its portfolio.

**For further information, please contact:**


**OMV**

Ana-Barbara Kunčič, Investor Relations — Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press — Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press — Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

**Internet Homepage:** www.omv.com


Next result announcement **January-March 2007** on May 16, 2007



AFGHANISTAN
ISLAMABAD
INDIA
Kandahar
PAKISTAN
IRAN
ZAMURDAN
SAWAN D&P
SW MIANO II
MIANO D&P
GAMBAT
LATIF
NAWABSHAH
Karachi
Arabian Sea
PAKISTAN
OMV share
Miano D&P (OP) 17.86%
Sawan D&P (OP) 19.74%
Gambat (OP) 35.00%
SW Miano II (OP) 33.40%
Nawabshah 30.00%
Latif (OP) 33.40%
Zamurdan 30.00%
Gas Field
200 Kilometers


END

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